Caledonia Mining Announces Third Quarter 2010 Results

Toronto, Ontario – November 12, 2010:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its third quarter 2010 operating and financial results. These are available on the Company’s website www.caledoniamining.com and are also filed on www.sedar.com.  The financial results below are reported in thousands of Canadian dollars, except where otherwise stated.

Financial highlights for the Quarter and the nine months ended September 30

	Three months ended September 30		Nine months ended September 30
(C$ 000’s)	2010	2009	2010	2009
Sales from continuing operations	6,331	4,932	14,975	7,295
Operating costs	3,453	3,130	9,598	5,700
Gross profit from continuing operations	2,878	1,802	5,377	1,595
General & Administrative expenses	869	499	1,825	1,644
Other costs	337	441	869	51
Profit/(loss) after tax before discontinued operations	1,671	862	2,680	(100)
Net profit/(loss) for the period after discontinued operations	1,647	826	2,600	(213)
Net proft/(loss) per share before discontinued operations, basic and fully diluted	$0.003	$0.002	$0.005	($0.0002)

For the quarter ended September 30, 2010 Caledonia generated revenue of $6.331 million from the sale of 4,934 ounces of gold at an average sale price of US$1,241 per ounce and a cash cost of US$651 per ounce, realizing a gross profit of $2.878 million and a net profit of $1.647 million.

Commenting on the quarter’s performance, Stefan Hayden, President and CEO said: “I am pleased to report that gold production at the Blanket mine was 45% higher than in the previous quarter. This was an outstanding and highly commendable performance by the Blanket and Caledonia management teams. This increase in production was also due to the implementation of a revised mine plan, improved recoveries from the metallurgical plant and the installation of the first standby generator in late June. The generator has allowed underground operations to continue during interruptions to the normal electricity supply.

Blanket’s cash costs decreased significantly from US$816 per ounce in the second quarter to US$651 per ounce in the third quarter.  We expect that Blanket’s cash costs will continue to decrease as production increases to an annualized level of approximately 40,000 ounces of gold per annum by the end of 2010, following the commissioning of the No. 4 Shaft Expansion Project at the end of third quarter.

Provided a satisfactory investment climate is created in Zimbabwe and the Zimbabwean indigenization requirements and obligations are finally clarified and economically viable, Caledonia intends to make the significant capital investments in Blanket, which are required to sustain gold production at 40,000 ounces per annum.

At the Nama base metals exploration project in Zambia, the ongoing field work supports our current understanding of the geological structure and the possible continuation into the Nama Project area of the Copperbelt style mineralization that exists on neighboring properties.  Tenders have been called for an initial multi-hole, deep-level diamond drilling program to explore for Copperbelt style mineralization. This program is expected to commence in 2011 as soon as the ground conditions permit after the rainy season.

Discussions with the South African Department of Mineral Resources continue regarding the extension of the period of the exploration plan previously submitted in respect of the Company’s exploration projects at Rooipoort and Mapochsgronde.”

Further information is included in this quarter’s MD&A which is available on the Company’s website www.caledoniamining.com and is also filed on www.sedar.com.

For more information, please contact:

Mark Learmonth              Alex Buck                    Martin Eales

Caledonia Mining                          BuckBias                                 RBC Capital Markets
Tel: +27 11 447 2499                       Tel: +44 7932 740 452            Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.